A.T. Cross Company
One Albion Road
Lincoln, RI 02865
401-333-1200
By EDGAR and Fax 202-772-9368
June 27, 2007
Mr. Gary Newberry
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-7010
RE:    Comment letter dated June 14, 2007
Dear Mr. Newberry:
This is to confirm our discussion of June 26, 2007 granting A.T. Cross Company a time extension to respond to the comment letter dated June 14, 2007.
A.T. Cross Company will respond on or before the revised date of July 12, 2007.
Thank you for your consideration in this matter.

Sincerely,
/s/ KEVIN F. MAHONEY

Kevin F. Mahoney Vice President, Finance Chief Financial Officer & Treasurer A.T. Cross Company One Albion Road Lincoln, RI 02865 401-335-8470